Devon Energy Corporation	405 552 8183 phone
333 West Sheridan Avenue	jeremy.humphers@dvn.com
Oklahoma City, OK 73102

November 18, 2020

Via EDGAR

Attention: Mr. John Hodgin, Petroleum Engineer

Mr. Craig Arakawa, Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-4631

Re:	Devon Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 19, 2020

File No. 001-32318

Dear Division of Corporation Finance, Office of Energy & Transportation:

This letter responds to the comment letter dated November 16, 2020, from the Division of Corporation Finance (the “Staff”), regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2019, filed February 19, 2020 (File No. 001-32318).

Devon’s responses to the Staff’s comments are set forth below:

Form 10-K for the Fiscal Year Ended December 31, 2019

Business and Properties

Proved Reserves, page 8

SEC Comment

1.

To the extent that you disclose material additions to your proved reserves, expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to Item 1202 (a)(6) of Regulation S-K.

Response

We acknowledge the Staff’s comment regarding the requirement for material additions to be complemented by a general discussion of the technologies used to establish reasonable certainty in our reserves estimates. The following discussion applies to our proved reserves additions for the year ended December 31, 2019. We commit to include a similar discussion in our future filings as required by Item 1202(a)(6) of Regulation S-K.

We establish our proved reserves estimates using standard geological and engineering technologies and computational methods, which are generally accepted by the petroleum industry. We primarily prepare our proved reserves additions by analogy using type curves that are based on decline curve analysis of wells in analogous reservoirs. We further establish reasonable certainty of our proved reserves estimates by using one or more of the following methods: geological and geophysical information to establish reservoir continuity between penetrations, rate-transient analysis, analytical and numerical simulations, or other proprietary technical and statistical methods.

Division of Corporation Finance

United States Securities and Exchange Commission

Notes to Consolidated Financial Statements

Note 21-Supplemental Information on Oil and Gas Operations (Unaudited)

Proved Reserves, page 96

SEC Comment

2.

The explanation for the changes that occurred in total proved reserves indicates that a portion of the change attributed to extensions and discoveries for fiscal 2018 and 2017 was the result of infill drilling. Refer to subparagraphs (a) and (d) of FASB ASC 932-235-50-5 and tell us your rationale for classifying reserves resulting from drilling an infill well as an extension.

Response

Using subparagraph (d)(1) of FASB ASC 932-235-50-5 as a guide, we view the process of infill drilling in our shale formations as an increase in the proved area of the field. The success of an infill drilling program in these ultra-tight formations results from drilling wells in areas where there is no effective drainage of the reservoir. Consequently, we interpret this as an increase in the proved area of the field. Furthermore, the inclusion of such changes as revisions (other than price) could easily mask negative revisions resulting from well performance with infill drilling revisions which are always positive.

SEC Comment

3.

The change in the total net quantities of proved reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for each of the last three fiscal years presented, e.g. a difference of 71 MMBoe or 44% between the 160 MMBoe change attributed to total proved reserves and the 89 MMBoe change attributed to proved undeveloped reserves for the period ending December 31, 2019. Expand the discussion of the significant changes that occurred in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

Response

As indicated in our response to comment #2 above, our extensions and discoveries represent additions to our proved reserves from locations outside our areas classified as proved at the previous year-end. We commit to include the following explanation and reasons for the differences between extensions and discoveries for our total proved reserves and extensions and discoveries for our proved undeveloped reserves. As indicated in our existing disclosures, we will continue to provide the composition of our proved and proved undeveloped extensions and discoveries by asset.

Each year, Devon’s proved reserves extensions and discoveries consist of adding proved undeveloped reserves to locations classified as undeveloped at year-end and adding proved developed reserves from successful development wells drilled on locations outside the areas classified as proved at the previous year-end. Therefore, it is not uncommon for Devon’s total proved extensions and discoveries to differ from the extensions and discoveries for Devon’s proved undeveloped reserves. Furthermore, because annual additions are classified according to reserve determinations made at the previous year-end and because Devon operates a multi-basin portfolio with assets at varying stages of maturity, extensions and discoveries for proved developed and proved undeveloped reserves can differ significantly in any particular year.

Division of Corporation Finance

United States Securities and Exchange Commission

Proved Undeveloped Reserves, page 97

SEC Comment

4.

Expand the discussion of the changes that occurred in your proved undeveloped reserves to include an explanation of the material change due to revisions other than price. Your explanation should address the overall change for the line item by separately identifying and quantifying the net amount attributable to each factor that contributed to the change, including offsetting factors, so that the change in net proved undeveloped reserves between periods is fully reconciled.

In particular, disclosure relating to revisions in previous estimates for reasons other than price should identify such individual underlying factors as changes caused by well performance, improved recovery, or changes resulting from the removal of proved undeveloped locations due to changes in previously adopted development plan. Refer to the disclosure requirements in item 1203(b) of Regulation S-K.

Response

The following discussion applies to our proved undeveloped reserves revisions for the year ended December 31, 2019. We commit to include a similar discussion in our future filings.

Proved undeveloped reserves revisions other than price were primarily due to changes in previously adopted development plans in the Stack region of the Anadarko Basin (-9 MMBoe) and in the Delaware Basin (-6 MMBOE). An additional -5 MMBoe of changes were due to reduced recovery estimates as a result of continued evaluation of analogous offset well performance primarily in the Stack region of the Anadarko Basin.

* * * * * * *

In connection with the above responses to the Staff’s comments, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeremy D. Humphers

Jeremy D. Humphers

Senior Vice President and Chief Accounting Officer